

Mail Stop 3720

February 27, 2008

Patrick M. Walsh
Executive Vice President, Chief Financial Officer and Treasurer
Emmis Communications Corporation
Once Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

> **Re:** **Emmis Communications Corporation**
> **Form 10-K for the Fiscal Year Ended February 28, 2007**
> **Filed May 11, 2007**
>
> **Forms 10-Q for the Quarterly Period Ended November 30, 2007**
> **File No. 0-23264**

Dear Mr. Walsh:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2007

Allocation of Purchased Assets, page 34
Note 1(s). Long-Lived Tangible Assets, page 76

1. We note your reference to an independent appraisal firm and appraisals. While you are not required to make reference to these independent appraisals, when you do you should also disclose the name of the expert. If you decide to delete your reference to the appraisals, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent appraisals.

Consolidated Statements of Operations, page 58

2. It appears that the caption "Station operating expenses" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB Topic 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "Station operating expenses." In this regard, we refer to your depreciation and amortization table on page 39.

Note 1(k). Television Division, page 71

3. We note that your television station in New Orleans ("WVUE-TV") has been accounted for as discontinued operations since the 2nd quarter of 2005. We also note that you expected to sell this station in the "next three months" and this disclosure is in your 2008 3rd quarter Form 10-Q. Further, we note that Hurricane Katrina has "complicated the sales process for this station." Please tell us why it is appropriate to continue to classify WVUE-TV as held for sale under paragraphs 30(d) and 31 of SFAS 144.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director